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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Current report

Concordia Bus AB (publ)
(Translation of registrant's name into English)

Solna Strandvag 78, 17154 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-          .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events on performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Concordia Bus AB (publ) ("Concordia") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

        Except to the extent required by law, neither Concordia, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

        Unless otherwise indicated, references in this current report to "SEK" are to the lawful currency of Sweden; references in this current report to "NOK" are to the lawful currency of Norway.

        Concordia Bus is pleased to announce that local court has rejected an application by Buss i Vast against the tender decision made by Scaraborg CPTA.

        Our subsidiary Swebus AB will now wait for a further 10 days, during which the plaintiff can decide to appeal and take it to a higher court, before it makes full efforts to assume the contract from January 1, 2004.

        We will inform you accordingly, if the plaintiff takes further action.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA BUS AB (PUBL) (Registrant)
Date: June 26, 2003	By:	/s/ VASANT MISTRY Vasant Mistry Chief Financial Officer

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURES